Exhibit 99.1

Abengoa, S.A. delists from Nasdaq

April 29, 2016- Abengoa, S.A. (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, announced today that the voluntary delisting of its Class B shares and American Depositary Shares (ADSs) from the NASDAQ Stock Market became effective on April 28, 2016 and that it has taken steps to deregister those securities from the U.S. Securities and Exchange Commission (SEC) and thereby terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (Exchange Act).

The Company has already filed Form 25 and intends to file Form 15F to deregister from Sections 12(b) and 12(g) of the Exchange Act.  Once the deregistration becomes effective, which is expected to occur during the third quarter of 2016, the Company’s duty to file reports under Section 13(a) or 15(d) of the Exchange Act will terminate.  Abengoa, S.A. also has taken steps to terminate its ADR facility with Citibank, N.A. effective May 12, 2016.

As a result of the delisting of the Class B shares and ADSs from the NASDAQ Stock Market, all trading in Abengoa, S.A. shares is now concentrated in the Spanish Stock Exchanges.  Abengoa, S.A.’s financial reports and press releases will continue to be made available in English on the Company’s website (www.abengoa.com). The Company remains committed to engaging with the U.S. investment community through continued open dialogue and regular investor roadshows.

About Abengoa

Abengoa, S.A. (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. www.abengoa.com

Communication Department:	Investor Relations and Capital Markets:
Cristina Cabrera Angulo.	Izaskun Artucha.
Tel. +34 954 93 71 11	Irene Sánchez.
E-mail: communication@abengoa.com	Tel. +34 954 93 71 11
E-mail: ir@abengoa.com

You can also follow us on:

@Abengoa

And on our blog: http://www.theenergyofchange.com